Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2007	2006	2005	2004	2003
Portion of rentals representing interest	$32	$44	$45	$51	$46
Capitalized interest	7	3	12	8	8
Other interest and fixed charges	135	123	87	131	156

Total fixed charges (A)	$174	$170	$144	$190	$210

Earnings-pretax income with applicable adjustments (B)	$1,305	$1,884	$1,467	$1,687	$(559)

Ratio of (B) to (A)	7.50	11.08	10.19	8.88	(a	)

(a)	Earnings did not cover fixed charges by $769 million.